

02033098

P.E 5·1·02

1-13542

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

Irsa Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F _✳_   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _✳_

CRGH

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of summaries of a bondholders' meeting held on April 30, 2002, filed by the Company with the *Bolsa de Comercio de Buenos* Aires and the *Comisión Nacional de Valores* on May 2, 2002.

SUMMARY OF THE GENERAL AND UNANIMOUS BONDHOLDERS MEETING OF IRSA SERIES 02 FLOATING RATE NOTES DUE 2002 IN A PRINCIPAL AMOUNT OF U$S 45,234,7094 HELD ON APRIL 30, 2002 (THE "SERIES 02 NOTES")

First Point:

It was unanimously approved by Banca Nazionale del Lavoro ("BNL"), HSBC Bank Argentina S.A. ("HSBC") and Banco Sudameris S.A. ("Banco Sudameris") the designation of the representatives of the bondholders Banco Sudameris and HSBC to approve and sign the minute of the meeting.-

Second Point:

It was unanimously approved:

1) to extend the maturity of the principal of the Series 02 Notes due on April 30, 2002 and the capitalization of such interest corresponding to the Series 02 Notes, until May 9, 2002.

2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the extension of the maturity of the principal until, May 9, 2002.

Third Point:

It was unanimously approved:

1) to extend the maturity of the Interest Period beginning on April 22, 2002 and ending on April 30, 2002, until May 9, 2002 and the capitalization of such interest corresponding to the Series 02 Notes. Therefore, the principal amount of the Series 02 Notes will be US$ 45,353,065.86.

2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the capitalization of the interest corresponding to the Interest Period beginning on April 22, 2002 and ending on April 30, 2002 and the extension of the maturity until May 9, 2002.

Fourth Point:

It was unanimously approved:

1) the amendment of the Interest Rate applicable to the Series 02 Notes for the Interest Period beginning on April 30, 2002 and ending on May 9, 2002, establishing an annual fix interest rate of 12%.

2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the new interest rate applicable to the Interest Period beginning on April 30, 2002 and ending on May 9, 2002.